SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

Under the Securities Exchange Act of 1934

CHESAPEAKE CORPORATION
__________________________________________________________________________________
(Name of Issuer)

COMMON STOCK, PAR VALUE $ 1.00 PER SHARE
__________________________________________________________________________________
(Title of Class of Securities)

165159104
__________________________________________________________________________________
(CUSIP Number)

Dierk Schröder
Carl Edelmann GmbH
Steinheimer Strasse 45
89518 Heidenheim
Germany
Telephone: + 49 (7321) 340-209
Facsimile: + 49 (7321) 340-244
 __________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 4, 2008
__________________________________________________________________________________
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

1.	Names of Reporting Persons Joachim W. Dziallas
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [x]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ] [ ]
6.	Citizenship or Place of Organization Germany
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power
	8.	Shared Voting Power 1,568,800
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 1,568,800
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,568,800 shares of Common Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 7.6%
14.	Type of Reporting Person (See Instructions) IN,HC

1.	Names of Reporting Persons Edelmann GmbH & Co. KG
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [x]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ] [ ]
6.	Citizenship or Place of Organization Germany
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power
	8.	Shared Voting Power 1,568,800 [1]
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 1,568,800
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,568,800 shares of Common Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 7.6%
14.	Type of Reporting Person (See Instructions) PN

Item 1.	Security and Issuer.

The class of equity security to which this statement relates is common stock, $ 1.00 par value (the “Common Stock”), of Chesapeake Corporation, a Virginia corporation (the “Issuer”). The principal executive office of the Issuer is located at:

James Center II
1021 East Cary Street
Richmond, Virginia 23219.

Item 2.	Identity and Background.

This Statement is being filed jointly by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended: Joachim W. Dziallas and Edelmann GmbH & Co. KG, ("Edelmann KG", together with Joachim W. Dziallas, the "Reporting Persons").

Joachim W. Dziallas
Joachim W. Dziallas is a German citizen and the controlling shareholder and managing director of Edelmann Verwaltung GmbH with power of sole representation.  He is a limited partner of Edelmann GmbH & Co. KG.  The residence address of Joachim W. Dziallas is Lichtensteinstrasse 2, 89518 Heidenheim, Germany.

Edelmann KG
Edelmann KG is a limited partnership, established under the laws of Germany.  It is the holding company of Carl Edelmann GmbH.  Its principal business and office address is Steinheimer Strasse 45, 89518 Heidenheim, Germany.  The general partner of Edelmann KG is Edelmann Verwaltung GmbH.

Edelmann Verwaltung GmbH
Edelmann Verwaltung GmbH is a limited liability company, incorporated under the laws of Germany.  It is the general partner of Edelmann KG.  The principal business and office address of Edelmann Verwaltung GmbH is Steinheimer Strasse 45, 89518 Heidenheim, Germany.  The managing directors of Edelmann Verwaltung GmbH are Joachim W. Dziallas and Petra Lange.  Joachim W. Dziallas has a controlling interest in Edelmann Verwaltung GmbH.

Petra Lange
Petra Lange is a German citizen and the managing director of Edelmann Verwaltung GmbH with joint power of representation.  Petra Lange is a member of the Dziallas family and a limited partner of Edelmann KG and a shareholder of Edelmann Verwaltung GmbH.  The residence address of Petra Lange is Nibelungenstrasse 91, 89518 Heidenheim, Germany.

None of the Reporting Persons and, to the knowledge of the Reporting Persons, none of Edelmann Verwaltung GmbH or any of its managing directors, has been convicted in a criminal proceeding during the last five years, excluding traffic violations or similar misdemeanors.

None of the Reporting Persons and, to the knowledge of the Reporting Persons, none of Edelmann Verwaltung GmbH or any of its managing directors, is, and during the last five years has been, subject to (i) a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) a finding of any violation with respect to federal or state securities laws as a result of a civil proceeding of a judicial or administrative body of competent jurisdiction to which it was a party.

Item 3.	Source and Amount of Funds or Other Consideration.

The funds for the acquisition of the shares of the Issuer's Common Stock were taken from cash on hand.

Item 4.	Purpose of Transaction.

The acquisition of the shares of the Issuer's Common Stock was undertaken by the Reporting Persons for investment purposes.

The Reporting Persons intend to review the performance of their investments and consider or explore variety of alternatives, including, without limitation: the acquisition of additional securities of the Issuer or the disposition of securities of the Issuer and a possible representation on the Board of Directors of the Issuer.

The Reporting Persons reserve the right to act in concert with any other shareholders of the Issuer, or other persons, for a common purpose should they determine to do so, and/or to recommend courses of action to the Issuer’s management, the Issuer’s Board of Directors, the Issuer’s shareholders and others, or take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in the next paragraph of this Item 4.  Notwithstanding anything contained herein, the Reporting Persons specifically reserve the right to change their intention with respect to any or all of such matters. Any alternatives that the Reporting Persons may pursue will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices for the Common Stock, the financial condition, results of operations, and prospects of the Issuer, and general economic, financial market, and industry conditions.

Other than as described above, the Reporting Persons currently do not have any plans or proposals that would result in (b) an extraordinary corporate transaction involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (d) any change in the present board of directors or management of the Issuer, (e) any material change in the Issuer's capitalization or dividend policy, (f) any material change in the issuer's business or corporate structure, (g) any change in the Issuer 's charter or bylaws or other instrument corresponding thereto or other action that may impede the acquisition of control of the Issuer by any person, (h) causing a class of the Issuer's securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act or (j) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

(a)           Based upon information set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 29, 2008, filed on August 7, 2008, there were 20,560,782 shares of Common Stock outstanding as of August 1, 2008.

Edelmann KG and its general partner, Edelmann Verwaltung GmbH, are each jointly owned by the same five members of the Dziallas family ("Family Shareholders"). None of the Family Shareholders individually has a majority interest in either Edelmann KG or Edelmann Verwaltung GmbH.  However, pursuant to an oral agreement among the Family Shareholders, Joachim W. Dziallas may direct the voting by all Family Shareholders and, thus, may be deemed to beneficially own 1,568,800 shares of Common Stock, representing 7.6 % of the issued and outstanding shares of the Issuer's Common Stock held by Edelmann KG.

Edelmann KG beneficially owns 1,568,800 shares of Common Stock, representing 7.6 % of the issued and outstanding shares of the Issuer's Common Stock.  Initially, the shares of Common Stock were purchased by Carl Edelmann GmbH, in which Edelmann KG has a controlling interest, and by G. Braun Pharmadruck Bitterfeld GmbH, which is wholly owned by Carl Edelmann GmbH.  Subsequently, Carl Edelmann

GmbH and G. Braun Pharmadruck Bitterfeld GmbH transferred the shares of Common Stock to Edelmann KG.

(b)           Joachim W. Dziallas and Edelmann KG have the shared power to vote or to direct the vote and dispose or direct the disposition of 1,568,800 shares of Common Stock held by Edelmann KG.

(c)           During the past sixty days, the following transactions were effected:

Reporting Person	Date of Transaction	Number of Shares involved	Price Per Share (Exclusive of Commissions in the Case of Sales)	Transaction
Carl Edelmann GmbH*	July 11, 2008	100,000	USD 1,4805	Purchase
	July 14, 2008	130,000	USD 1,5504	Purchase
	July 15, 2008	220,000	USD 1,4763	Purchase
	July 16, 2008	200,000	USD 1,5029	Purchase
	July 17, 2008	145,000	USD 1,7926	Purchase
	July 18, 2008	135,000	USD 2,4961	Purchase
	July 22, 2008	(150,000)	USD 2,1209	Sale
	July 23, 2008	(75,000)	USD 2,0283	Sale
	July 24, 2008	(4,000)	USD 2,000	Sale
	July 25, 2008	100,000	USD 2,1400	Purchase
	July 29, 2008	61,600	USD 1,7592	Purchase
	July 30, 2008	63,400	USD 1,7398	Purchase
All transactions relating to Carl Edelmann GmbH were effected through HSBC Trinkaus & Burkhardt AG, Duesseldorf
G.Braun Pharmadruck Bitterfeld GmbH	August 4, 2008	370,700	USD 0,7928	Purchase
	August 6, 2008	129,300	USD.1,5437	Purchase
	August 22, 2008	45,400	USD 1,2808	Purchase
	August 25, 2008	30,300	USD 1,2761	Purchase
	August 26, 2008	35,500	USD 1,2627	Purchase
	August 27, 2008	27,000	USD 1,2878	Purchase
	August 28, 2008	300	USD 1,3000	Purchase
	August 29, 2008	4,300	USD 1,2910	Purchase
All transactions relating to G.Braun Pharmadruck Bitterfeld GmbH were effected through Deutsche Bank AG, Frankfurt.

Other than as set forth above, during the past sixty days, there were no purchases or sales of the shares of Common Stock, or securities convertible into or exchangeable for shares of Common Stock, by the Reporting Persons or any person or entity controlled by the Reporting Persons or any person or entity for which the Reporting Persons possess voting or dispositive control over the securities thereof.

 (d)           No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by the Reporting Persons.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

_________________
*  Note: The transactions by Carl Edelmann GmbH described herein were effected under its previous name/corporate form Carl Edelmann GmbH & Co. KG (not to be confused with Edelmann GmbH & Co. KG).

The Reporting Persons have entered into a joint filing agreement which is attached as Exhibit 1 hereto.

The Reporting Persons have granted a power of attorney in favour of Dierk Schroeder with respect to certain filing obligations towards the SEC which is attached as Exhibit 2 hereto.

Except as disclosed in Items 2 and 5, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement, dated September 03, 2008 by and between the Reporting Persons

Exhibit 2	Power of Attorney in favor of Dierk Schroeder, dated September 03, 2008

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth herein is true, complete and correct.

Date: September 03, 2008

Edelmann GmbH & Co. KG

/s/ JW. Dziallas
by Edelmann Verwaltung GmbH
General Partner
by Joachim W. Dziallas
Managing Director

/s/ JW. Dziallas
Joachim W. Dziallas